

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

<u>Via E-Mail</u>
Bradford Cooke
Chief Executive Officer
Endeavour Silver Corp.
Suite 301-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

  Re: Endeavour Silver Corp.
    Form 40-F for Fiscal Year Ended December 31, 2011
    Filed April 2, 2012
    File No. 001-33153

Dear Mr. Cooke:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel and
        Mining